THE3RDBEVCO, INC.

August 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The3rdBevco Inc.
Offering Statement on Form 1-A
Filed on July 11, 2023
File No. 024-12298

Ladies and Gentlemen:

On behalf of our Company, The3rdBevCo, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the offering statement on Form 1-A (“Amendment No. 1”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 2, 2023 regarding your review of the offering statement on Form 1-A, which was filed with the Commission on July 11, 2023.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Offering Statement on Form 1-A filed July 11, 2023

General

1. We note your disclosure on pages 18 and 19 that describes the potential issuance of bonus shares and loyalty bonus shares. Please revise to quantify the maximum number of bonus shares and loyalty bonus shares that may be issued in connection with the offering of 8,750,000 shares.

We have updated pages 18 and 19 to describe the maximum number of amount-based bonus and loyalty shares.

Risk Factors

The Company may be found liable for violating Section 5 of the Securities Act of 1933, page 14

2. Please revise your risk factor disclosure to address the following items:

• Revise references to the "previous Form 1-A" to clarify that this disclosure refers to separate Form 1-A filings and Regulation A offerings. Include appropriate references (e.g., "first" and "second") and identify the filing numbers. Additionally revise references to "the Form 1-K" to include the year to which such Form 1-K relates.

We have revised this disclosure to clearly indicate the year to which forms such as Form 1-K relate, as well as including filing numbers.

• Revise to update and clarify the following sentence in the first paragraph: "The Company ceased all sales of securities on November 10, 2022 and does not intend to resume sales of securities under this offering until it current with its periodic reporting requirements under Regulation A and Form 1-A is requalified." Clearly disclose (i) how and when you became current with your reporting requirements, (ii) that you filed and qualified a new Form 1-A rather than requalifying the existing Form 1-A, and (iii) the date on which you began selling securities pursuant to the second Regulation A offering.

THE3RDBEVCO, INC.

We have revised this disclosure to clearly indicate when the Company became current with reporting requirements, that a new Form 1-A was filed, and the date on which the Company began selling securities pursuant to the second Regulation A offering.

• Revise to update and clarify the following sentence in the second paragraph: "The Company ceased all sales of securities on June 30, 2023 and does not intend to resume sales of securities under this offering until it current with its periodic reporting requirements under Regulation A and Form 1-A is requalified." Clearly disclose (i) how and when you became current with your reporting requirements, (ii) that you have filed and are seeking to qualify a new Form 1-A rather than requalifying the existing Form 1-A, and (iii) that you will not begin selling securities pursuant to the third Regulation A offering until such time as the new Form 1-A has been qualified.

We have revised this disclosure to clearly indicate when we became current with reporting requirements, that a new Form 1-A has been filed and the company is seeking to qualify, and that the Company will not begin selling securities pursuant to the third Regulation A offering until the new Form 1-A has been qualified.

• We note that the reason disclosed for your late Form 1-K filings is identical in both paragraphs, including "due to changes in auditors." However, the auditor report filed with your offering circular indicates that BF Borgers CPA PC has served as your auditor since 2022. Please revise your disclosure for consistency, or advise.

We have revised this disclosure for consistency.

• Revise the reference to Dealmakers in the second paragraph to reconcile the apparent inconsistency with your Form 1-A (File No. 024-12066), which identifies Dalmore Group, LLC.

We have added Dealmaker to the anticipated fees in connection with this offering section, as they have served as the Company’s investment platform for the duration of the first and second offering. Dalmore Group, LLC has served as the company’s broker-dealer during this time.

Experts, page 34

3. Please revise this section to refer to the auditors who issued a report with respect to the audited financial statements included with your filing.

We have revised to include BF Borgers CPA PC as our auditor.

THE3RDBEVCO, INC.

Exhibits

4. Please file all exhibits required by Form 1-A with your next amendment. Include, without limitation, an updated auditors' consent that refers to the audited financial statements for the year ended December 31, 2022, and bears a date within 30 days of your filing.

We have included all required exhibits including the updated auditors’ consent.

5. We note the legal opinion filed as exhibit 12.1 indicates that, "The Offering Statement covers 13,125,000 shares of Common Stock of the Company, which include potential bonus shares." Please file a revised legal opinion which refers to the correct number of shares being offered, including the maximum number of bonus shares and loyalty bonus shares, consistent with your revised disclosure in response to comment 1 above.

We have included an updated legal opinion addressing the distinction between qualified shares and bonus/loyalty shares.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Smith Eilers, PLLC. at (561) 484-7172.

Very truly yours,

/s/ Peter Scalise
Peter Scalise, CEO
The3rdBevCo, Inc.

cc:	William R. Eilers, Esq.